LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP

VIA EDGAR

December 8, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	BlackRock Funds II Securities Act File No. 333-142592 Investment Company Act File No. 811-22061 Post-Effective Amendment No. 19

Ladies and Gentlemen:

On behalf of BlackRock Funds II (the “Trust”), I hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 19 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act in order to add a new series to the Trust, the BlackRock Fixed Income Value Fund, and will become automatically effective 75 days after the filing. The Trust expects to file a subsequent amendment pursuant to Rule 485(b) in order to make non-material changes to the Registration Statement.

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8555.

Very truly yours,

/s/ Edward Gizzi
Edward Gizzi

Enclosures

cc:	Denis Molleur, Esq. Maria Gattuso, Esq.